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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


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                                   FORM 8-A/A
                                (Amendment No. 4)


                For Registration of Certain Classes of Securities
                    Pursuant to Section 12(b) or 12(g) of the
                         Securities Exchange Act of 1934




                            TECUMSEH PRODUCTS COMPANY
             (Exact name of registrant as specified in its charter)




                   Michigan                                               38-1093240
   (State of Incorporation or Organization)                (I.R.S. Employer Identification Number)


100 East Patterson Street, Tecumseh, Michigan                                49286
   (Address of Principal Executive Offices)                                (Zip Code)
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        Securities to be registered pursuant to Section 12(b) of the Act:

                                      None

        Securities to be registered pursuant to Section 12(g) of the Act:

                          Class A Stock Purchase Rights
                                (Title of Class)



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         Items 1 and 2 of the Form 8-A Registration Statement concerning the
Class A Stock Purchase Rights of the registrant, as previously amended, are hereby further amended to read in their entirety as follows:

         Item 1. Description of Registrant's Securities to Be Registered.

                  a. Background.

         The Board of Directors of Tecumseh Products Company (the "Company") first adopted a Rights Agreement on January 23, 1991 (the "Rights Agreement").
Pursuant to the Rights Agreement, the Company distributed one stock purchase right for each share of the Company's common stock outstanding at that time.
Also pursuant to the Rights Agreement, one stock purchase right was distributed for each share of the Company's common stock issued thereafter.

         On April 22, 1992, the Company reclassified its capital stock (the
"Reclassification") by dividing it into two classes: Class A Common Stock, $1.00 par value per share ("Class A Stock"), and Class B Common Stock, $1.00 par value per share ("Class B Stock", and together with the Class A Stock, the "Common
Stock"). The Company converted each share of common stock outstanding at the time into one share of Class B Stock. On the same day, the Company's Board of Directors declared a dividend distribution of one share of Class A Stock for each outstanding share of Class B Stock (the "1992 Stock Dividend"). The 1992
Stock Dividend was payable May 29, 1992 to holders of record of Class B Stock as of the close of business on May 8, 1992. Collectively, the Reclassification and the 1992 Stock Dividend are referred to herein as the "Recapitalization." On May
26, 1993, the Board of Directors declared a dividend distribution of one share of Class A Stock for each share of Common Stock (the "1993 Stock Dividend"). The
1993 Stock Dividend was payable June 30, 1993 to shareholders of record as of the close of business on June 8, 1993.

         At the time the 1992 Stock Dividend was declared, the Board of Directors amended the Rights Agreement in order to clarify the effect of the Recapitalization on the stock purchase rights that had been distributed under that Agreement. Pursuant to the amendment, each previously distributed stock purchase right was converted, as of the effective date of the Reclassification, into a Class B Right. The amendment also provided for the distribution of one
Class B Right for each share of Class B Stock issued thereafter until the Distribution Date (described below). At the same time, the Board of Directors adopted a new plan for the distribution of a Class A Right for each share of Class A Stock issued after the effectiveness of the Recapitalization (including
Class A Stock issued in the 1992 and 1993 Stock Dividends) until the
Distribution Date.

         The agreements setting forth these rights plans were amended on August
30, 1992, May 26, 1993, August 25, 1999, and August 22, 2001.

                  b. Summary of Rights.

         The Class A Rights are issued pursuant to a Class A Rights Agreement dated as of April 22, 1992, as amended, between the Company and State Street
Bank and Trust Company, N.A., as successor Class A Rights Agent. This summary does not purport to be complete and is qualified in its entirety by reference to all the provisions of the Class A Rights Agreement, including its



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definition of certain terms. The Class A Rights Agreement is incorporated in this summary by reference. Copies of the Class A Rights Agreement and all amendments to that Agreement have been filed with the Securities and Exchange
Commission and are available free of charge from the Company.

         Each Class A Right entitles the registered holder, subject to the terms of the Class A Rights Agreement, to purchase from the Company one share of Class
A Stock at a purchase price of $180.00 per share, subject to adjustment (the
"Purchase Price"). The Purchase Price is payable in cash or by certified or bank check or money order payable to the order of the Company.

         The Class A Rights currently are attached to all certificates representing shares of outstanding Class A Stock. Class A Rights will also be attached to all certificates representing shares of Class A Stock issued in the future until the Distribution Date. Initially, no separate Class A Rights
Certificates will be distributed. Until the Distribution Date, the Class A
Rights will be evidenced by the certificates representing Class A Stock and will be transferred with and only with those certificates. The Class A Rights are not exercisable until the Distribution Date and will expire at the close of business on August 25, 2009, unless earlier redeemed by the Company as described below.

         The Class A Rights will separate from the Class A Stock on the
Distribution Date. The Distribution Date will occur upon the earlier of (i) ten business days following a public announcement (the "Stock Acquisition Date") that a person or group of persons (an "Acquiring Person") has acquired 10% (or, if such person or group is a "Grandfathered Person," the "Grandfathered
Percentage") or more of the then outstanding shares of Class B Stock other than as a result of repurchases of Class B Stock by the Company or certain inadvertent actions by institutional or certain other shareholders, or (ii) ten business days (or a later date determined by the Board of Directors) following the commencement, without Board approval, of a tender or exchange offer that would result in a person or group owning 10% or more of the then outstanding shares of Class B Stock. Any person or group that owned 5% or more of the Class
B Stock outstanding on April 22, 1992 (a "Grandfathered Person") will not be an
Acquiring Person unless the percentage of outstanding shares of Class B Stock owned by that Grandfathered Person subsequently exceeds twice the percentage owned on April 22, 1992, plus an additional 1% (the "Grandfathered Percentage").
An announcement by the Company will only give rise to the Stock Acquisition Date if the Company expressly states in the announcement that it will do so.

         After the Distribution Date, Class A Rights Certificates will be mailed to holders of record of Class A Stock on the Distribution Date. From that point on, the separate Class A Rights Certificates alone will represent the Class A
Rights.

         If (i) the Company survives a merger with an Acquiring Person and shares of Class A Stock remain outstanding, or (ii) any Acquiring Person becomes the owner of 15% (or, if such person is a Grandfathered Person, the greater of 15% or the Grandfathered Percentage) or more of the outstanding shares of Class
B Stock (other than pursuant to a transaction described in the next paragraph), or (iii) an Acquiring Person engages in one or more "self-dealing" transactions as set forth in the Class A Rights Agreement, or (iv) the Company is a party to any transaction which results in an Acquiring Person's ownership interest being increased by more than 1%



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(other than a transaction described in the next paragraph), then, in each such case, each Class A Right will thereafter represent the right to receive, upon exercise, shares of Class A Stock (or, in certain circumstances, shares of Class
A Stock and cash, property, or other securities of the Company) having a value
(based on the current market price) equal to two times the Purchase Price of the Class A Right. However, all Class A Rights that are owned by any Acquiring
Person will be null and void.

         If, at any time following the Stock Acquisition Date, (i) the Company merges into any other person, (ii) any person merges into the Company and in connection with the merger all or part of the Class A Stock is converted or exchanged for cash or property, or securities of any other person, or (iii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Class A Right (except Class A Rights which previously have been voided as described above) will have the right to receive, upon exercise, common stock of the Acquiring Person having a value (based on the current market price) equal to two times the Purchase Price of the Class A Right.

         For purposes of the calculations described above, the current market price of the Class A Stock will be considered to be the average of the daily closing prices of the Class A Stock and the Class B Stock over a period of ten consecutive trading days.

         The Purchase Price payable, and the number of shares of Class A Stock issuable, upon exercise of the Class A Rights are subject to adjustment from time to time to prevent dilution. Those circumstances are set forth in detail in the Class A Rights Agreement. With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least
1% of the Purchase Price. The Company is not required to issue fractional shares. Instead, it may make a cash adjustment based on the market price of the Class A Stock prior to the date of exercise.

         For ten business days following the Stock Acquisition Date, the Company's Board of Directors may redeem all the Class A Rights at a price of one-fourth of one cent ($.0025) per Class A Right, subject to adjustment (the
"Redemption Price"). The Redemption Price is payable, at the election of the Board, in cash or shares of Class A Stock. Immediately upon action of the Board of Directors ordering the redemption of the Class A Rights, the Class A Rights will terminate and the holders of Class A Rights will only have a right to receive the Redemption Price.

         Until a Class A Right is exercised, the holder of the Right will have no rights as a shareholder of the Company with respect to that Right (but the holder will have rights as a shareholder with respect to the Class A Stock that the Class A Right is attached to). The distribution of the Class A Rights was not taxable to shareholders or to the Company. However, Class A shareholders may, depending on the circumstances, recognize taxable income if the Class A
Rights become exercisable.

         Any of the provisions of the Class A Rights Agreement may be amended at any time prior to the Distribution Date. After the Distribution Date, the Class
A Rights Agreement may be amended to cure an ambiguity, defect, or inconsistency, to make changes that do not adversely affect the interests of holders of Class A Rights Certificates (excluding the interests of any



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Acquiring Person), or to shorten or lengthen any time period. However, no amendment may be made to lengthen the time period governing redemption when the Class A Rights are not redeemable or to lengthen any other time period unless it is for the purpose of protecting, enhancing, or clarifying the rights of and/or the benefits to the holders of Class A Rights.

                  c. Certain Anti-Takeover Effects.

         The Class A Rights and the similar Class B Rights (collectively, the
"Rights") may have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Company's Board of Directors unless the offer is conditioned on a substantial number of Rights being acquired. However, the Rights should not interfere with any merger or other business combination approved by the Board of Directors because the Rights may be redeemed by the Company at $.0025 per Right at any time on or prior to the tenth business day following the Stock Acquisition Date. Thus, the Rights are intended to encourage persons who may seek to acquire control of the Company to initiate such an acquisition through negotiations with the Board of Directors. However, the effect of the Rights may be to discourage a third party from making a partial tender offer or otherwise attempting to obtain a substantial equity position in the equity securities of, or seeking to obtain control of, the Company. To the extent any potential acquirors are deterred by the Rights, the Rights may have the effect of preserving incumbent management in office.


         Item 2. Exhibits.

         The following exhibits are filed as part of this Form 8-A/A
Registration Statement:

                  4 Class A Rights Agreement, dated as of April 22, 1992, between Tecumseh Products Company and NBD Bank, N.A., as Class A Rights Agent. (Filed with Form 8-A
                           Registration Statement, dated April 22, 1992, concerning registrant's Class A Stock Purchase
                           Rights).

                  4.1      First Amendment to Class A Rights Agreement, dated
                           August 30, 1992, between Tecumseh Products Company and NBD Bank, N.A., as Class A Rights Agent. (Filed with Amendment No. 1 on Form 8, dated October 2,
                           1992, to the Form 8-A Registration Statement concerning registrant's Class A Stock Purchase
                           Rights).

                  4.2 Second Amendment to Class A Rights Agreement, dated as of May 26, 1993, between Tecumseh Products Company and NBD Bank, N.A., as Class A Rights Agent. (Filed with Amendment No. 2 on Form 8-A/A, dated June 22,
                           1993, to the Form 8-A Registration Statement concerning registrant's Class A Stock Purchase
                           Rights).

                  4.3 Third Amendment to Class A Rights Agreement, dated as of August 25, 1999, between Tecumseh Products Company and State Street Bank and Trust Company, N.A., as successor Class A Rights



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                           Agent. (Filed with Amendment No. 3 on Form 8-A/A,
                           dated August 26, 1999, to the Form 8-A Registration
                           Statement concerning registrant's Class A Stock
                           Purchase Rights).

                  4.4 Fourth Amendment to Class A Rights Agreement, dated as of August 22, 2001, between Tecumseh Products
                           Company and State Street Bank and Trust Company,
                           N.A., as successor Class A Rights Agent.




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                                   SIGNATURES


         Pursuant to the requirements of Section 12 of the Securities Exchange
Act of 1934, the registrant has duly caused this Form 8-A/A (Amendment No. 4) to the Form 8-A Registration Statement concerning registrant's Class A Stock
Purchase Rights to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            TECUMSEH PRODUCTS COMPANY



Date: September 19, 2001                    By: /s/ John H. Foss
                                                --------------------------------
                                                John H. Foss
                                                Its Vice President, Treasurer
                                                   and Chief Financial Officer




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                                  EXHIBIT INDEX
         Exhibit
           No.             Description

         4 Class A Rights Agreement, dated as of April 22, 1992, between Tecumseh Products Company and NBD Bank, N.A., as Class A Rights Agent. (Filed with Form 8-A
                         Registration Statement, dated April 22, 1992, concerning registrant's Class A Stock Purchase Rights).

         4.1             First Amendment to Class A Rights Agreement, dated
                         August 30, 1992, between Tecumseh Products Company and
                         NBD Bank, N.A., as Class A Rights Agent. (Filed with
                         Amendment No. 1 on Form 8, dated October 2, 1992, to the Form 8-A Registration Statement concerning registrant's Class A Stock Purchase Rights).

         4.2 Second Amendment to Class A Rights Agreement, dated as of May 26, 1993, between Tecumseh Products Company and
                         NBD Bank, N.A., as Class A Rights Agent. (Filed with
                         Amendment No. 2 on Form 8-A/A, dated June 22, 1993, to the Form 8-A Registration Statement concerning registrant's Class A Stock Purchase Rights).

         4.3 Third Amendment to Class A Rights Agreement, dated as of August 25, 1999, between Tecumseh Products Company and State Street Bank and Trust Company, N.A., as successor Class A Rights Agent. (Filed with Amendment
                         No. 3 on Form 8-A/A, dated August 26, 1999, to the Form
                         8-A Registration Statement concerning registrant's
                         Class A Stock Purchase Rights).

         4.4 Fourth Amendment to Class A Rights Agreement, dated as of August 22, 2001, between Tecumseh Products Company and State Street Bank and Trust Company, N.A., as successor Class A Rights Agent.